November 18, 2013

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:    Patrick Gilmore
David Edgar

Re:	Autodesk, Inc.
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed March 18, 2013
Form 10-Q for the Quarterly Period Ended April 30, 2013
Filed June 5, 2013
File No. 000-14338
Ladies and Gentlemen:
Autodesk, Inc. (the “Company” or "we") submits this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated November 4, 2013, relating to the Company’s Form 10-K for the fiscal year ended January 31, 2013 (File No. 000-14338) originally filed with the Commission on March 18, 2013 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended April 30, 2013 (File No. 000-14338) originally filed with the Commission on June 5, 2013 (the “Form 10-Q”).
In this letter, the comments from the Staff have been recited in italicized, bold type, and each comment is followed by the Company’s response.

Form 10-K for the Fiscal Year Ended January 31, 2013
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 37

1.
We note your response to prior comment 1 and the schedule of activity in your partner incentive program account which you provided supplementally. The balances in the schedule do not correspond directly with the amounts presented on page 58 of your Form 10-K for the fiscal year ended January 31, 2013. Please provide us with a reconciliation of these amounts.

We respectfully advise the Staff that the balances provided supplementally on October 11, 2013 represent all partner incentive program activity; whereas the disclosure provided on page 58 in the Form 10-K relates only to the contra activity in accounts receivable. As the Company discussed with the Staff, the balances provided supplementally on the October 11, 2013 excluded one account that has now been captured in the numbers presented in this response. Consequently, the reconciliation below is to the updated numbers rather than to the numbers provided supplementally on October 11, 2013.

As discussed on page 8 in the Form 10-K, we license or sell our products and services globally, primarily through indirect channels consisting of distributors and resellers. Our indirect channel model includes both a two-tiered distribution structure, in which distributors sell to resellers, and a one-tiered structure, in which the Company sells directly to resellers.

Depending on the distribution structure, the incentive payment owed to our distributors and resellers is treated as either contra account receivable or accounts payable on the balance sheet. Specifically, sales incentives credited to our distributors and direct resellers are recognized as contra-accounts receivable and sales incentive paid to indirect resellers are recognized as accounts payable. From an income statement perspective, all partner program activity is treated as contra revenue.

The table below breaks down the ending partner program reserve balance between the different balance sheet accounts for fiscal years ended January 31, 2013 and January 31, 2012:

(in millions)	As of January 31, 2013	As of January 31, 2012
Partner programs and other obligations captured in contra accounts receivable and reported in the 10-K	$25.5	$26.2
Partner program obligations captured in accounts payable	27.2	13.1
Less: Other obligations captured in the accounts receivable10-K disclosure*	(4.4)	(2.8)
Total partner program ending reserves provided supplementally	$48.3	$36.5
_____________
*Other obligations primarily relate to our mail-in-rebate program with end customers.

2.
We note that with regard to the addition activity in the schedule, your schedule indicates that the corresponding charges are to costs and expenses or revenues however in your response to comment 3 in your letter dated July 23, 2013, you indicated that amounts are recognized net of revenue. Please tell us whether you have more than one accounting method for partner incentive programs and if so, please explain how you apply each method.

We respectfully advise the Staff that we have one accounting method for our partner incentive programs. All amounts paid though our partner incentive programs to distributors and resellers for quarterly attainment of monetary rewards, such as rebates, are accounted for “net of revenue.” We note that the header to the schedule in our supplemental letter dated October 11, 2013 incorrectly referenced "Additions Charged to Costs and Expenses or Revenues” rather than “Additions Charged to Revenues.”

3.
Notwithstanding your response to comment 4 in your letter dated May 29, 2009, please tell us what consideration you have given to including partner incentive programs in your revenue recognition policy disclosure. In this regard, we note that the activity in the schedule you provided appears material to revenue for each period presented.

We respectfully advise the Staff that we do not believe the impact to our financial statements associated with the partner incentive program are predicated on significant judgment or assumptions. The accounting for partner incentive program credits is a routine process which does not require significant judgment with respect to the accounting treatment or the estimations of the credits earned. Accordingly, we do not believe revenue recognition policy disclosure to be warranted with respect to our partner incentive program. However, in light of the Company's discussions with the Staff, the Company will provide partner incentive program disclosure in the Notes to its Consolidated Financial Statements as well as to the Schedule of Valuation and Qualifying Accounts in future Annual Reports on Form 10-K.

The following is an example of the type of disclosure we will provide in the Notes to our Consolidated Financial Statements in future annual reports on Form 10-K:

As part of the indirect channel model, Autodesk has a partner incentive program that uses quarterly attainment monetary rewards to motivate distributors and resellers to achieve mutually agreed upon business goals in a specified time period. A portion of these incentives reduce license and other revenue in the current period. The remainder, which relates to incentives on our Subscription Program, is recorded as a reduction to deferred revenue in the period the maintenance transaction is billed and subsequently recognized as a reduction to maintenance revenue over the contract period.  These incentive balances do not require significant assumptions or judgments.  The reserves associated with the partner incentive program are treated on the balance sheet as either contra account receivable (when due to distributors and direct resellers) or accounts payable (when due to indirect resellers).

The following is an example of the type of disclosure we will provide in the Schedule of Valuation and Qualifying Accounts in future annual reports on Form 10-K:

Description	Balance at Beginning of Fiscal Year	Additions Charged to Costs and Expenses or Revenues	Deductions and Write-Offs	Balance at End of Fiscal Year
	(in millions)
Fiscal Year ended January 31, 2013
Allowance for doubtful accounts	$5.5	$1.5	$1.4	$5.6
Product returns reserves	5.8	25.8	26.7	4.9
Partner program reserves (1)	36.5	286.9	275.1	48.3
Restructuring	2.4	45.1	38.6	8.9
Fiscal Year ended January 31, 2012
Allowance for doubtful accounts	$4.2	$2.4	$1.1	$5.5
Product returns reserves	10.6	32.7	37.5	5.8
Partner program reserves (1)	37.9	214.0	215.4	36.5
Restructuring	8.6	—	6.2	2.4
Fiscal Year ended January 31, 2011
Allowance for doubtful accounts	$4.6	$(0.3)	$0.1	$4.2
Product returns reserves	11.8	38.9	40.1	10.6
Partner program reserves (1)	30.2	200.9	193.2	37.9
Restructuring	19.4	13.7	24.5	8.6
____________
(1) The partner program reserves balance impacts "Accounts receivable, net" or "Accounts payable" on the accompanying

Consolidated Balance Sheets.
* * * * *

Please direct your questions or comments to me at (415) 507-5000. In addition, the Company respectfully requests that you provide a facsimile of any additional comments you may have to my attention at (415) 507-6126. Thank you for your assistance.
Very truly yours,

/s/	Mark J. Hawkins

Mark J. Hawkins
Executive Vice President and
Chief Financial Officer
(Principal Financial Officer and
Principal Accounting Officer)
cc:    Steven E. Bochner, Esq., Wilson Sonsini Goodrich & Rosati, Professional Corporation
Darcy Lopes, Ernst & Young LLP